Exhibit 99.1

Performance Sports Group Reports Record Fiscal First Quarter 2015 Results

Continued Double-Digit Hockey Growth Combined with Strong Lacrosse, Apparel and Uniform Growth Lead Results; Company Announces Five-Year Initiative to Increase Annual Profitability by $30 Million

EXETER, NH – October 9, 2014 – Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) (“Performance Sports Group” or the “Company”), a leading developer and manufacturer of high performance sports equipment and apparel, reported financial results for its fiscal first quarter ended August 31, 2014. All figures are in U.S. dollars.

Fiscal Q1 2015 Financial Highlights vs. Year-Ago Quarter

•                     Revenues up 28% to $197.1 million (31% in constant currency)

•                     Hockey revenues up 8% to $160.4 million (11% in constant currency)

•                     Lacrosse revenues up 7%

•                     Adjusted Gross Profit up 19% to $73.4 million

•                    Adjusted EBITDA up 8% to $39.9 million

Management Commentary

“The momentum we established in our business during fiscal 2014 has carried into our first quarter of 2015,” said Kevin Davis, President and CEO of Performance Sports Group. “We reported our third consecutive quarter of double-digit constant currency sales growth in hockey, led by a 22% increase in sticks—our largest dollar market share opportunity in the sport. Our apparel and uniform businesses also continue to grow significantly. Led by the launch of performance apparel integrated with our exclusive 37.5™ fabric technology, apparel grew 41% in the quarter while uniforms grew an impressive 90%. Furthermore, we experienced strong demand in lacrosse for our new MAVERIK products, including the July launch of the OPTIK head.”

“The integration of EASTON continues to progress as planned, and our baseball/softball segment significantly outperformed our expectations in what is typically a low seasonal quarter for that business,” Davis continued. “In September, we launched our new EASTON Mako Torq bat and initial sell-in is strong, with positive retail and consumer feedback to what we believe is game-changing technology within the largest category in baseball.

“Despite continued currency headwinds, we remain on track to deliver another record year of top and bottom-line performance in fiscal 2015. We expect to accomplish this by continuing to raise the bar of innovation across all of our brands through world class R&D, strong intellectual property and our ability to connect with our core consumers.”

Profitability Enhancement Initiative Announced

In addition to record first quarter results, the Company announced the appointment of Paul Gibson to the newly-created position of Chief Supply Chain Officer for Performance Sports Group. A 26-year Company veteran who most recently held the position of Executive Vice President of Product Creation and Supply Chain, Gibson will lead a significant, multi-year initiative to enhance the overall effectiveness of the Company’s supply chain, with a particular focus on efficiency, product cost reductions and inventory quality improvements. This new initiative is expected to also increase service levels throughout the Company’s supply chain.

Through this initiative, Performance Sports Group is targeting improvements to its current annualized pre-tax profitability of approximately $30 million over the next five years. This estimate assumes that unit volumes remain constant, and that certain macro-economic factors such as currency rates, labor, raw material and other input costs remain at or near current levels. The estimated increase in pre-tax profitability excludes certain one-time costs that may be required to implement this initiative. While the Company expects to realize cost reductions starting in fiscal 2016, the majority of these benefits are expected to be realized in the latter stages of this initiative.

The Company previously disclosed that it expects to achieve approximately $2 million of synergies as a result of the EASTON acquisition. That amount is incremental to this initiative’s $30 million targeted improvement.

“We have now more fully analyzed the scale and synergies possible from adding EASTON to our performance sports platform,” Davis continued. “Adding this initiative to our ongoing cost reduction and service improvement efforts makes them more impactful than ever. Approximately two-thirds of the target benefit is from anticipated cost reductions, while approximately one-third relates to expected incremental margin growth from improved service levels and inventory quality.

“Our supply chain is one of the most vital aspects of our business, particularly as our platform and market shares grow. As we continue to integrate EASTON, we see multiple areas where we can take advantage of the combined scale of our collective businesses while improving service to our customers. We are proud to have Paul driving this important initiative and look forward to the improvements this will bring to our customers and our business.”

Fiscal Q1 2015 Financial Results

Revenues in the fiscal first quarter of 2015 increased 28% to $197.1 million compared to $154.0 million in the same year-ago quarter. On a constant currency basis, revenues were up 31%. The increase was due in part to strong growth in sales of ice hockey equipment and lacrosse, as well as the addition of revenues generated by Easton Baseball/Softball, partially offset by an unfavorable impact from foreign exchange.

Excluding the results of EASTON, as well as the impact from foreign exchange, revenues grew organically by 11%.

Adjusted Gross Profit (a non-IFRS measure) in the first quarter increased by 19% to $73.4 million compared to $61.5 million in the year-ago quarter. As a percentage of revenues, Adjusted Gross Profit was 37.2% compared to 39.9% in the same year-ago period. The decrease in Adjusted Gross Profit margin was primarily driven by the unfavorable impact from foreign exchange and a shift in hockey sales mix weighted towards sticks and team equipment. These factors more than offset improvements in production costs for uniforms and the addition of EASTON (see “Non-IFRS Measures” below for further discussion).

SG&A expenses in the first quarter increased by 39% to $36.1 million compared to $26.0 million in the year-ago quarter, primarily due to the addition of EASTON as well as higher share-based compensation, acquisition-related charges and sales and marketing costs. As a percentage of revenues and excluding acquisition-related charges and share-based payment expenses, SG&A expenses were 16.0% compared to 15.1% in the year-ago quarter.

R&D expenses in the first quarter increased by 40% to $5.8 million compared to $4.1 million in the year-ago quarter due to continued focus on product development and the addition of EASTON. As a percentage of revenues, R&D expenses were 3.0% compared to 2.7% in the year-ago quarter.

Adjusted EBITDA (a non-IFRS measure) increased 8% to $39.9 million compared to $36.9 million in the year-ago quarter. The increase was primarily due to higher Adjusted Gross Profit and a favorable realized gain on derivatives.

Adjusted Net Income (a non-IFRS measure) in the first quarter was $22.6 million or $0.51 per diluted share, compared to $23.1 million or $0.63 per diluted share in the year-ago quarter. The decrease in adjusted earnings per share was almost entirely driven by the additional shares outstanding as a result of the underwritten public offering completed on June 25, 2014.

On August 31, 2014, working capital was $363.7 million compared to $267.7 million on August 31, 2013, primarily due to the acquisition of EASTON. Excluding the acquisition, working capital was $306.2 million as of August 31, 2014, an increase of 14% versus the year-ago quarter. Total debt was $420.0 million compared to $206.6 million at August 31, 2013. The Company’s leverage ratio, defined as average net indebtedness divided by trailing twelve months EBITDA (a non-IFRS measure), stood at 3.61x as of August 31, 2014 compared to 2.70x one year ago. The increase reflects the Company’s financing of the Easton Baseball/Softball acquisition.

Conference Call

Performance Sports Group will hold a conference call tomorrow, October 10, 2014 at 10:00 a.m. Eastern time to discuss its fiscal 2015 first quarter results.

The Company’s President and CEO Kevin Davis and CFO Amir Rosenthal will host the conference call, followed by a question and answer period.

Date: Friday, October 10, 2014

Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)

Toll-free dial-in number: 1-888-504-7963

International dial-in number: 1-719-325-2323

Conference ID: 6320755

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios Group at 1-949-574-3860.

The conference call will be broadcast live and available for replay at http://public.viavid.com/index.php?id=111010 and via the investors section of the Company’s website at www.PerformanceSportsGroup.com.

A replay of the conference call will be available after 1:00 p.m. Eastern time on the same day through October 24, 2014.

Toll-free replay number: 1-877-870-5176

International replay number: 1-858-384-5517

Replay ID: 6320755

About Performance Sports Group Ltd.

Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The Company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. For more information, please visit www.PerformanceSportsGroup.com.

Non-IFRS Measures

Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss are non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures, such as Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss, to provide investors with a supplemental measure of its operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss are non-IFRS measures. Adjusted Gross Profit is defined as gross profit plus the following expenses which are part of cost of goods sold: (i) amortization and depreciation of intangible assets, (ii) non-cash charges to cost of goods sold resulting from fair market value adjustments to inventory as a result of business acquisitions, (iii) reserves established to dispose of obsolete inventory acquired from acquisitions and (iv) other one-time or non-cash items. Adjusted EBITDA is defined as EBITDA (net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the credit facility, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains/losses on derivative instruments, and realized and unrealized gains/losses related to foreign exchange revaluation) before restructuring and other one-time or non-cash charges associated with acquisitions, other one-time or non-cash items, pre-Canadian initial public offering sponsor fees, costs related to share offerings, as well as share-based payment expenses. Adjusted EPS is defined as Adjusted Net Income/Loss divided by the weighted average diluted shares outstanding. Adjusted Net Income/Loss is defined as net income adjusted for all unrealized gains/losses related to derivative instruments and unrealized gains/losses related to foreign exchange revaluation, non-cash or incremental charges associated with acquisitions, amortization of acquisition-related intangible assets for acquisitions since the Company’s initial public offering in Canada, costs related to share offerings, share-based compensation expense and other non-cash or one-time items.

Further discussion of these non-IFRS measures to the relevant reported results can be found in the tables at the end of this press release under “Non-IFRS Reconciliations” and in the Company’s MD&A for the first quarter.

All references to “constant currency” reflect the impact of translating the current period results at the monthly foreign exchange rates from the prior year period. This translation impact does not include the impact of foreign exchange on the Company’s direct material costs or gains/losses on derivatives. For more information, see “Factors Affecting our Performance — Impact of Foreign Exchange” in the Company’s MD&A.

Caution Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of applicable securities laws including with respect to the Company being on track to deliver record top-line and bottom-line performance in fiscal 2015 and the anticipated benefits which may be realized as a result of the successful implementation of the Company’s profitability improvement initiative such as the improvement of the overall effectiveness of the Company’s supply chain, product cost reductions, inventory quality improvement, increased service levels throughout the Company’s supply chain and improving annualized pre-tax profitability by approximately $30 million within five years. Forward-looking statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. The words “may,” “will,” “would,” “should,” “could,” “expects,” “plans,” “intends,” “trends,” “indications,” “anticipates,” “believes,” “estimates,” “predicts,” “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their nature, are based on assumptions, including those described herein and are subject to important risks and uncertainties. Many factors could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: inability to maintain and enhance brands, inability to introduce new and innovative products on the anticipated timeline, intense competition in the sporting equipment and apparel industries, inability to introduce technical innovation, inability to own, enforce, defend and protect intellectual property rights worldwide, inability to ensure third party suppliers will meet quality and regulatory standards, infringement of intellectual property rights of others, inability to successfully implement our strategic initiatives, including our profitability improvement initiative, diminution of the goodwill associated with the EASTON and MAKO brands caused by licensed users or unauthorized users, inability to translate booking orders into realized sales, change in the mix or timing of orders placed by customers, seasonal fluctuations in the demand for our products resulting from adverse weather or other conditions, decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates, adverse publicity related to or reduced popularity of professional or amateur leagues in sports in which our products are used, reliance on third party suppliers and manufacturers, disruption of distribution chain or loss of significant customers or suppliers, imposition of new trade restrictions or existing trade restrictions becoming more burdensome, consolidation of our customer base (and the resulting possibility of lower gross margin due to negotiated lower prices), change in the sales mix towards larger customers, cost of raw materials, shipping costs and other cost pressures, risks associated with doing business abroad, inability to expand into international market segments, inability to accurately forecast demand for products, insufficient sell through of our products at retail, inventory shrinkage or excess inventory, product liability claims and product recalls, changes in compliance standards of testing and athletic governing bodies, risks associated with our third-party suppliers and manufacturers failing to manufacture products that comply with all applicable laws and regulations, inability to source merchandise profitably in the event new trade restrictions are imposed or existing trade restrictions become more burdensome, departure of senior executives or other key personnel, including senior management of Easton Baseball/Softball, litigation, including certain class action lawsuits, employment or union related disputes, disruption of information technology systems, potential environmental liabilities, restrictive covenants in the Credit Facilities, unanticipated levels of indebtedness, inability to generate sufficient cash to service all the Company’s indebtedness, inability to successfully integrate new acquisitions, such as Easton Baseball/Softball, inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions, such as the Easton Baseball/Softball Acquisition, undisclosed liabilities acquired pursuant to recent acquisitions, significant transaction and related costs in connection with the integration of Easton Baseball/Softball, inability to continue making strategic acquisitions, possibility that judgments may be enforced against us, inability to grow market share, volatility in the market price for Common Shares, possibility that we may be declared a passive foreign investment company for United States tax purposes, possibility that we may need additional capital in the future, assertion that the acquisition of the Bauer business at the time of the Canadian initial public offering was an inversion transaction, conversions and potential future sales of Common Shares or Proportionate Voting Shares, our current intention not to pay cash dividends, conflicts of interests among investors, fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar, inability to manage foreign exchange derivative instruments, general adverse economic and market conditions, changes in consumer preferences and the difficulty in anticipating or forecasting those changes, changes in government regulations, including tax laws and unanticipated tax liabilities, inability of counterparties and customers to meet their financial obligations, and natural disasters, as well as the factors identified in the “Risk Factors” section of the Company’s MD&A for the first quarter and the Company’s Annual Information Form dated August 27, 2014 which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PERFORMANCE SPORTS GROUP LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in thousands of U.S. dollars)

	As of	As of
	August 31, 2014	May 31, 2014
ASSETS
Current assets:
Cash	$5,838	$6,871
Trade and other receivables	265,013	207,584
Inventories	154,482	159,303
Income taxes recoverable	6,960	5,580
Foreign currency forward contracts	1,683	3,193
Prepaid expenses and other assets	5,898	6,062
Total current assets	439,874	388,593

Property, plant and equipment	12,767	12,482
Goodwill and intangible assets	402,848	406,405
Other non-current assets	4,669	475
Deferred income taxes	17,455	11,866
TOTAL ASSETS	$877,613	$819,821

LIABILITIES
Current Liabilities:
Debt	$102,838	$91,518
Trade and other payables	55,768	42,116
Accrued liabilities	48,356	38,593
Provisions	6,442	5,564
Income taxes payable	3,774	3,788
Retirement benefit obligations	358	358
Total current liabilities	217,536	181,937

Debt	317,190	431,573
Provisions	236	257
Retirement benefit obligations	5,473	5,506
Other non-current liabilities	118	115
Deferred income taxes	2,611	2,606
TOTAL LIABILITIES	543,164	621,994

EQUITY
Share capital	272,647	145,970
Contributed surplus	11,424	13,426
Retained earnings	58,419	47,124
Accumulated other comprehensive loss	(8,041)	(8,693)
TOTAL EQUITY	334,449	197,827

TOTAL LIABILITIES & EQUITY	$877,613	$819,821

PERFORMANCE SPORTS GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(Expressed in thousands of U.S. dollars, except per share amounts)

	For the three months ended
	August 31,
	2014	2013
Revenues	$197,135	$153,986
Cost of goods sold	133,199	94,247

Gross profit	63,936	59,739

Selling, general and administrative expenses	36,069	25,980
Research and development expenses	5,816	4,163

Income before finance costs, finance income, other expenses (income) and income tax expense	22,051	29,596

Finance costs	8,941	2,045
Finance income	(2,338)	(2,715)
Other expenses (income)	4	(22)

Income before income tax expense	15,444	30,288

Income tax expense	4,149	9,030

Net income	$11,295	$21,258

Other comprehensive income (loss):

Items that may be reclassified to net income:
Foreign currency translation differences	651	(2,549)

Items that will not be subsequently reclassified to net income:
Actuarial gains on defined benefit plans, net	1	12
Other comprehensive income (loss), net of taxes	652	(2,537)

Total comprehensive income	$11,947	$18,721

Basic earnings per common share	$0.27	$0.61
Diluted earnings per common share	$0.26	$0.57

PERFORMANCE SPORTS GROUP LTD.

RECONCILIATION OF GROSS PROFIT TO ADJUSTED GROSS PROFIT (UNAUDITED)

(Expressed in millions of U.S. dollars)

	Three Months Ended
	August 31,
	2014	2013

Gross profit	$63.9	$59.7

Amortization & depreciation of intangible assets	3.3	0.9
Inventory step-up / step-down & reserves	6.2	0.4
Other	—	0.5

Adjusted Gross Profit	$73.4	$61.5

PERFORMANCE SPORTS GROUP LTD.

RECONCILIATION OF NET INCOME TO EBITDA AND TO ADJUSTED EBITDA (UNAUDITED)

(Expressed in millions of U.S. dollars)

	Three Months Ended
	August 31,
	2014	2013

Net income	$11.3	$21.3

Income tax expense	4.1	9.0
Depreciation & amortization	5.0	2.2
Interest expense, net	4.6	1.6
Deferred financing fees	0.7	0.4
Unrealized (gain)/loss on derivative instruments, net	1.5	(0.6)
Foreign exchange (gain)/loss	2.0	(0.6)
EBITDA	$29.2	$33.3

Acquisition Related Charges:
Inventory step-up / step-down & reserves	6.2	0.4
Rebranding / integration costs	2.4	1.5
Acquisition costs	0.2	0.6
Subtotal	$8.8	$2.5

Share-based payment expense	1.9	0.6

Other	—	0.5

Adjusted EBITDA	$39.9	$36.9

PERFORMANCE SPORTS GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME AND TO ADJUSTED EPS (UNAUDITED)

(Expressed in millions of U.S. dollars, except share and per share amounts)

	Three Months Ended
	August 31,
	2014	2013

Net income	$11.3	$21.3

Unrealized foreign exchange loss / (gain)	3.0	(1.2)
Acquisition-related charges	11.8	3.1
Share-based payment expense	1.9	0.6
Other	—	0.5

Tax impact on above items	(5.4)	(1.2)

Adjusted Net Income	$22.6	$23.1

Average diluted shares outstanding	44,274,614	36,993,472

Adjusted EPS	$0.51	$0.63

PERFORMANCE SPORTS GROUP LTD.

SEGMENT RESULTS (UNAUDITED)

(Expressed in millions of U.S. dollars)

	Three Months Ended
	August 31,
	2014	2013

Hockey	$160.4	$148.0
Baseball/Softball	32.3	1.7
Other Sports	4.4	4.3

Total Revenues	$197.1	$154.0

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Steve Jones

Sr. Director, Corporate Communications

Performance Sports Group

Tel 1-603-430-2111

media@performancesportsgroup.com